FOIA Confidential

Treatment Request

Under Rule 83

October 9, 2017

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Sentinel Energy Services Inc.

Draft Registration Statement on Form S-1

CIK No. 0001709768

Ladies and Gentlemen:

This letter is submitted on behalf of Sentinel Energy Services Inc. (the “Company,” “we,” “us” or “our”). The Company requests confidential treatment for the enclosed material. This request is made in connection with our response to requests for information made by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in the Staff’s comment letter (the “Comment Letter”), dated August 2, 2017, with respect to our Registration Statement on Form S-1, CIK No. 0001709768 (the “Registration Statement”), initially filed with the Commission on July 3, 2017.

This letter provides supplemental information pursuant to Rule 418(b) under the Securities Act of 1933. For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

SUPPLEMENTAL RESPONSE:

Attached as Exhibit A hereto, please find a copy of an investor presentation confidentially provided to potential investors. The investors did not retain copies of such communication.

Confidential Treatment Request by Sentinel Energy Services Inc.

Securities and Exchange Commission,

October 9, 2017

We respectfully request that, pursuant to Rule 418(b) under the Securities Act of 1933, the enclosed material is returned to the Company at the address listed below promptly following the conclusion of the Staff’s review of such material. Until such time as all of the material has been returned to the Company, and, in the event that any such material is not returned, we request that the Commission not disclose the enclosed material, or any portion thereof, or any memoranda, notes, correspondence or other writings made by the Commission or the Staff relating to the enclosed material or to any telephone call or meeting with respect thereto, or any copies or extracts of any of the foregoing, in response to any request under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 522).

This request for confidential treatment is being made under Rule 83 of the Commission’s Rules Concerning Information and Requests (17 C.F.R. § 200.83). We understand that, under Rule 83, it is not necessary to submit a formal application for confidential treatment at this time.

Instead, if the Commission or the Staff receives a FOIA request for the enclosed material, the Company will be so informed and asked at that time to submit its formal application for confidential treatment. We understand that this submission shall be valid for 10 years from the date hereof.

All notices, orders and requests for substantiation of this request for confidential treatment under Rule 83 should be directed to:

Sentinel Energy Services Inc.

1000 Louisiana Street, Suite 3850

Houston, Texas, 77002

Attn: Kent Jamison

Telephone: (281) 407-0686

With a copy to:

Vinson & Elkins L.L.P.

1001 Fannin St., Suite 2500

Houston, Texas 77002

Attn: Ramey Layne

Telephone: (713) 758-4629

Facsimile: (713) 758-2346

Please direct any questions or comments concerning this request or the enclosed material to the undersigned at (713) 758-4629, or Terry Bokosha at (713) 758-2024, each of Vinson & Elkins L.L.P.

Confidential Treatment Request by Sentinel Energy Services Inc.

Securities and Exchange Commission,

October 9, 2017

Sincerely,

By:	/s/ Ramey Layne
Name:	Ramey Layne
Vinson & Elkins L.L.P.

cc (without enclosure):	Office of FOIA and Privacy Act Operations
Securities and Exchange Commission
100 F Street, NE, Mail Stop 2736
Washington, D.C. 20549

Confidential Treatment Request by Sentinel Energy Services Inc.

Exhibit A

Redacted -- Confidential Treatment Request by

Sentinel Energy Services Inc.